UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50074

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DOMINION PARTNERS, L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4801 Cox Rd., Suite 104
(No. and Street)

Glen Allen (City) VA (State) 23060 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Moncure (Name) 804-418-6269 (Area Code – Telephone Number) cmoncure@dominionpartners.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

4401 Dominion Blvd. (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

10-22-03 (Date of Registration with PCAOB)(if applicable) 80 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Frederick Naschold*, _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of *Dominion Partners, L.C.* _____ , as of *Dec. 31* _____ , 20*24*, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Amy Shores Powers
Commonwealth of Virginia,
Notary Public
Commission No. 799377
My Commission Expires 3/31/2...

Amy Shores Powers)# 7993771
Notary Public   *Exp. 3/31/2026*

Signature: _____

Title: *Principal*

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DOMINION PARTNERS, L.C.

Statement of Financial Condition

December 31, 2024

SEC ID 8-50074
Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

DOMINION PARTNERS, L.C.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Dominion Partners, L.C.
Glen Allen, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2016.

Glen Allen, Virginia
January 27, 2025

> **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

DOMINION PARTNERS, L.C.

Statement of Financial Condition
December 31, 2024

<u>Assets</u>

Cash	$	83,441
Right of use asset, net		36,734
Deposit		1,371
Total assets	$	121,546

<u>Liabilities and Members' Equity</u>

Liabilities:

Operating lease obligation	$	36,661
Total liabilities		36,661
Members' equity		84,885
Total liabilities and members' equity	$	121,546

See accompanying notes to financial statement.

DOMINION PARTNERS, L.C.

Notes to Financial Statement

1.   **Summary of Significant Account Policies:**

Nature of Business: Dominion Partners, L.C. (the "Company"), is a broker-dealer organized in the Commonwealth of Virginia on July 16, 1996. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that provides merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium sized businesses in the eastern United States.

Basis of Accounting: The accompanying financials statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in one financial institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company periodically has funds in excess of federally insured limits.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable: Receivables represent amounts due for investment banking transactions. The Company follows FASB Accounting Standards Update ("ASU") 2016-13 - Current Expected Losses ("CECL") for determining future expected credit losses for trade and other receivables. The Company considers a receivable past due when it is not paid at the closing of a transaction. The Company considers an allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, reasonable and supportable forecasts concerning the future, and other information. There were no accounts receivable at December 31, 2024.

DOMINION PARTNERS, L.C.

Notes to Financial Statement

1. **Summary of Significant Account Policies, Continued:**

Property and Equipment: Purchases of property and equipment in excess of $2,500 are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 5 to 7 years.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its partners report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2024.

Recently Adopted Accounting Guidance: In November 2023, the FASB issued ASU 2023-07*: Improvements to Reportable Segment Disclosures*. This ASU, which amends Topic 820: *Segment Reporting,* improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Notes 1 and 2. The Company's Chief Operating Decision Maker ("CODM") is its executive team. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on the net income and total assets which are the same amounts in all material respects as those reported on the Statement of Operations and Statement of Financial Position. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statements.

Subsequent events: Management has evaluated subsequent events through January 27, 2025, the date the financial statements were issued and has determined that no additional disclosures are necessary.

4

2.   Right of Use Asset and Operating Lease Liability:

The Company's lease portfolio consists of one operating lease for office space in Richmond, Virginia expiring September 30, 2026. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the lease was renewed based on the present value of the future lease payments using a discount rate of 3.5%, the Company's estimated incremental borrowing rate. The Company elected the practical expedient to account for non-lease components for all asset classes.

Cash paid for amounts included in the measurement of the operating lease liability was $21,281 for the year ended December 31, 2024.

Future maturities of the operating lease obligation as of December 31, 2024 are as follows:

Year	Amount
2025	21,389
2026	16,283
Less: discount to present value	(1,011)
	$ 36,661

3.   Employee Retirement Plan:

The Company sponsors a SIMPLE IRA savings plan which covers all eligible employees. The Company matches contributions up to 3% of base salary.

4.   Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2024, the Company had net capital of $83,514, which was $78,514 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.00 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

5.   Guarantees:

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. Dominion Partners maintains certain liability insurance coverages and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.